UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-50481

NOTIFICATION OF LATE FILING	CUSIP NUMBER 00765G109

(Check One):  ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aeolus Pharmaceuticals, Inc.

Full Name of Registrant

 Former Name if Applicable

26361 Crown Valley Parkway, Suite 150

 Address of Principal Executive Office (Street and Number)

Mission Viejo, California 92691

 City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2009 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in preparing its financial statements and presenting all necessary disclosures required for a complete report.  These delays are due in part to the fact that the Registrant has very recently replaced accounting personnel involved in the preparation of the Registrant’s financial statements and the fact that the Registrant currently has limited personnel who can assist given its financial constraints.  The Registrant will file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John L. McManus	(949)	481-9820
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aeolus Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2010	By:	/s/ John L. McManus
John L. McManus President and Chief Executive Officer

Attachment to Part IV (3)

For the three month period ended December 31, 2009, the Company has a loss from its operating activities (consisting of research and development as well as general and administrative expenses) of approximately $590,000 as compared to $408,000 for the three months ended December 31, 2008.  The expected net loss for the three months ended December 31, 2009 approximates $15,276,000 as compared to $459,000 for the three months ended December 31, 2008.  The primary reason for this increased loss is the result of the previously disclosed adoption of an accounting change, effective October 1, 2009, which requires non-cash fair value accounting treatment for certain of the Company’s financial instruments.  The Company has a number of outstanding warrants which are now carried at fair value as a liability in its consolidated balance sheet with the periodic changes in that fair value recorded as other income (expense) in the consolidated statement of operations.  As such, the Company’s consolidated statement of operations for the three months ended December 31, 2009 includes approximately $13,900,000 in charges relative to mark-to-market changes in the fair value of the underlying warrants carried as a liability.